[  ] Check box if no longer subject to Section 16.
     Form 4 or Form 5 obligation may continue.
     See Instruction 1(b).
     ---

                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940



-------------------------------------------------------------- --------------------------    ---------------------------------------
1.  Name and Address of Reporting Person*                      2.  Issuer Name and Ticker    6.  Relationship of Reporting Person(s)
                                                                    or Trading Symbol             to Issuer (Check all applicable)
Bailye             John              E.                            DENDRITE INTERNATIONAL,       X  Director     X 10% Owner
--------------------------------------------------------------      INC. ("DRTE")                X  Officer        Other (specify
(Last)           (First)          (Middle)                         Nasdaq National Market        (give title below)        below)
                                                                                                    CHAIRMAN AND CHIEF EXECUTIVE
                                                                                                               OFFICER
-------------------------------------------------------------- --------------------------    --------------------------------------
                                                               3.  IRS Idendtification       4.  Statement for Month/Year
                                                                   Number of Reporting
         P.O. Box 749                                              Person, if an Entity            DECEMBER 2000
--------------------------------------------------------------     (Voluntary)
                  (Street)

Far Hills          NJ                       07931-0749         ---------------------------   ------------------------------------
-------------------------------------------------------------- 5.  If Amendment, Date        7.  Individual or Joint/Group Filing
(City)             (State)                  (Zip)                  of Original (Month/Year)       (Check applicable line)
                                                                                               X  Form filed by one Reporting Person
                                                                                               --
                                                                                                  Form filed by more than one
                                                                                               -- Reporting Person




Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-------------------------------------------------------------- ----------------------------------- ---------------------------------
1.   Title of Security                                         2. Transaction Date                 3.  Transaction Code
     (Instruction 3)                                              (Month/Day/Year)                     (Instr. 8)
                                                                                                       Code         V
-------------------------------------------------------------- ----------------------------------- ---------------------------------
    Common Stock                                                   12/7/00                              M (1)
-------------------------------------------------------------- ----------------------------------- ---------------------------------
    Common Stock                                                   12/7/00                              F (1)
-------------------------------------------------------------- ----------------------------------- ---------------------------------
    Common Stock                                                   12/7/00                              F (1)
-------------------------------------------------------------- ----------------------------------- ---------------------------------




4.   Securities Acquired (A) or Disposed of (D)      5.  Amount of Securities      6.  Ownership Form:    7.  Nature of Indirect
     (Instr. 3, 4 and 5)                                 Beneficially Owned at         Direct (D) or          Beneficial Ownership
                                                         End of Month                  Indirect (I)           (Instr. 4)
                                                         (Instr. 3 and 4) (1)          (Instr. 4)
     Amount (1)     (A) or (D)     Price
-----------------------------------------------      --------------------------    ---------------------  ------------------------
    350,000          A (1)         $ 6.4167                                                 D
-----------------------------------------------      --------------------------    ---------------------  ------------------------
    188,560          D (1)         $12.0625                                                 D
-----------------------------------------------      --------------------------    ---------------------  ------------------------
    161,440          D (1)         $12.0625                      3,183,146                  D
-----------------------------------------------      --------------------------    ---------------------  ------------------------
                                                                   784,155                  I (2)
-----------------------------------------------      --------------------------    ---------------------  ------------------------

(1) ON DECEMBER 7, 2000, MR. BAILYE EXERCISED AN OPTION FOR 350,000 SHARES AND CONTINUES TO HOLD THE SHARES (NO SALE OF SHARES INTO THE MARKET). MR. BAILYE SATISFIED THE EXERCISE PRICE (AND TAX WITHHOLDING) FOR THE 350,000 SHARES COVERED BY THE OPTION BY DELIVERING EXISTING MATURE SHARES.


(2) These shares are held by Carinya Holding Company ("Carinya"). Carinya is a general partnership consisting of Mr. Bailye, Mr. Bailye's wife and trusts for the benefit of each of their two minor children, as general partners. The trustees of such trusts are Mr. Bailye's parents and Mrs. Bailye's parents, respectively, as general partners. Mr. Bailye disclaims beneficial ownership of the shares owned of record by Carinya, except to the extent of the two 10% partners' interests therein owned by Mr. Bailye and his spouse, respectively. Such amount also includes 82,000 shares held by the Bailye Family Foundation (the "Foundation"). The Foundation is a trust established exclusively to provide financial support for charitable organizations which are intended to be tax-exempt institutions under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Mr. Bailye and his spouse constitute two of the three trustees of the Foundation.


    Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------- ------------  ------------ --------------- -------------------- ---------------------- ---------------------
1. Title of       2. Conversion 3. Trans-    4. Transaction  5. Number of         6. Date Exercisable     7. Title and Amount
   Derivative        or            action        Code           Derivative           and Expiration          of Underlying
   Security          Exercise      Date         (Instruction    Securities           Date (Month/Day/        Securities
   (Instruction 3)   Price of      (Month/        8)            Acquired (A)         Year)                   (Inst. 3 and 4)
                     Derivative    Day/ Year)                   or Disposed of
                     Security                                   (D) (Inst. 3,
                                                                4, and 5)


                                            ------- ------- ---------- --------- ----------- ---------- ----------- ---------
                                             Code      V       (A)       (D)     Date        Expiration  Title      Amt or
                                                                                 Exercisable Date                   # of
                                                                                                                    Shares
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------
   Options to      $12.0625      12/7/00      A              188,560              12/7/01     12/6/10   Common      188,560
Purchase Common                                                                                           Stock
  Stock(1)(2)
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------
   Options to       $6.4167      12/7/00      M                        350,000    10/21/98   10/20/08   Common      350,000
Purchase Common                                                                                           Stock
    Stock(1)
----------------- ------------ ------------ ------- ------- ---------- --------- ----------- ---------- ----------- ---------


8.  Price of        9. Number of Derivative         10. Ownership Form          11. Nature of Indirect
    Derivative         Securities Beneficially          of Derivative               Beneficial
    Security           Owned at End of Month            Security:  Direct (D)       Ownership
    (Instruction 5)    (Instruction 4)                  Indirect (I)                (Instruction 4)
                                                        (Instruction 4)
    ---------------    ---------------                  ------------                ---------------
     $0.00                   188,560                        D
    ---------------    ---------------                  ------------                ---------------
     $0.00                      0
    ---------------    ---------------                  ------------                ---------------

Explanation of Responses:

(1) Such options become exercisable as follows: 25% on the first anniversary of the date of grant, and the remaining 75% shall become exercisable pro-rata on a monthly basis over the three years thereafter.

(2) Reload option under the Company's stock option plan based on optionee using existing mature shares for payment of exercise price (and tax withholding).



                 JOHN E. BAILYE                             12/8/00
              ________________________________________    ________________
                **Signature of Reporting Person                Date


         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this Form, one or which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.